**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece



**BY COURIER**

No/Date : F|D|569|3.10.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



George Angelopoulos
Chief Financial Officer

07027181

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

## ANNOUNCEMENT

PPC SA announces that the presentation to the analysts of the Company's Strategic Plan and the 9M 2007 financial results, will take place in Athens on November 21, 2007.

Athens, October 3, 2007

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece



**BY COURIER**

No/Date : F/D1/564/2.10.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

# ANNOUNCEMENT

The Board of Directors of PPC S.A. during today's meeting decided to initiate the process for exercising PPC's option for a stake in DEPA S.A.

Athens, October 2, 2007

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece



**BY COURIER**

No/Date : F/D1:571/3-10-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement .

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement

PUBLIC POWER CORPORATION S.A.

# RELEASE OF REGULATED INFORMATION, LAW 3556/2007

Public Power Corporation S.A announces that Mr. Anargiros Economou (liable person according to Law 3340/2005) proceeded on October 1, 2007, to the sale of 200 PPC S.A. shares of a value of € 5,460.00.

Athens, October 3, 2007

END